MAIL STOP 3561

      September 16, 2005


Richard Foote, Chief Executive Officer
Highbury Financial Inc.
999 Eighteenth Street, Ste. 3000
Denver, CO 80202

      Re:	Highbury Financial Inc.
   Registration Statement on Form S-1
   Filed on August 5, 2005
   File No. 333-127272

Dear Mr. Hughes,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

2. We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission.
With a
view toward disclosure, please provide us with the names of blank check companies that have registered or are seeking to register firm commitment offerings of which you are aware and further specify those which involve an officer, director, affiliate, underwriter or attorney of Highbury Financial Inc. (Highbury). Additionally, tell us the Securities Act form the companies` filed on; the file number of that filing, if applicable, the date of effectiveness; and, the status of the offering thus far. In this regard, tell us the amount escrowed and whether the blank check companies have engaged in the desired business combination outlined in the prospectus. To assist the staff in this regard, please present the information in a tabular format. We may have further comment.

3. Tell us the factors you considered in determining to value this offering at $36,000,000 and offer the units at $6.00 per unit. What factors did you consider when determining that you might need $31,200,000 in the trust fund to effect the business combination contemplated by the registration statement? It does not appear as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation. Have you identified or been provided with the identity of or had any direct or indirect contact with potential acquisition candidates? If management, the directors, or any affiliate, agent or other representative has already taken direct or indirect measures to locate a target business, or unaffiliated entities have approached you with possible candidates, please disclose this information or advise. Please note in particular that we are not seeking simply whether or not you have "a specific business combination under consideration," but are looking more to the type, nature and results to date of any and all diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the company. This includes the time period before the company`s corporate existence was established on August 1, 2005 and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of
Highbury Financial. Given management`s extensive and high-level experience effecting acquisitions in the financial services industry, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company`s net assets may be material information for which appropriate disclosure is required. We may have further comment.

Prospectus Summary, page 1

4. We note the disclosure here and in your Item 101 of Regulation S-K disclosure that there is currently a "favorable environment" for acquisitions due to the "integration of the world`s economies" and "attractive demographics among investors." Please revise to substantiate the disclosure and explain how the noted factors create a "favorable environment." In that regard, explain your use of the term "favorable."

5. We note your statement here and throughout the prospectus that you will not proceed with a business combination if shareholders owning
20% or more of the shares sold in this offering vote against the business combination and exercise their conversion rights. Please revise to clarify that this is a two step process (first, they would have to vote against the combination, and second, they have to exercise their conversion rights) and that voting against the combination alone will not result in a pro rata distribution of the trust fund.

Risk factors, page 7

6. We note in risk factors 12 and 13 that management and/or initial shareholders may be retained following a business combination. There appears to be an inherent conflict of interests in that management and/or initial shareholders may view target companies that offer any such individuals a continuing relationship (whether in a management or some other role such as a consultant) in a more favorable light.
Please revise to discuss such conflict here and under the caption "conflicts of interest" which appears later in the document.

7. We note the discussion in risk factor 15 related to existing shareholders obligations to clients of Berkshire Capital. Please revise to explain this obligation. Do Messrs. Cameron Foote and Forth owe a fiduciary duty to Berkshire Capital`s clients?

8. Risk factor 19 appears to address risks similar to those discussed in risk factor 16. Please revise to combine the two risk factors or advise.

9. Risk factor 23 appears to address risks similar to those discussed in risk factor 9. Please revise to combine the two risk factors or advise.

10. In risk factor 28, please revise to clarify if the discussion takes into account the lock-up agreement entered into by existing shareholders.

11. Risk factor 37 appears to be a risk that affects companies in and outside your anticipated industry. Please revise to discuss how this risk is specific to you or remove the risk factor.

12. Please add a separate risk factor utilizing publicly available information to address the number of "blank check firm commitment" offerings currently in the market place, disclose the number of such transactions which have found business combination candidates and have consummated such transactions, respectively, and discuss the impact that competition with such entities could have on your ability to locate a target and successfully complete a business combination.
In addition, please address the aggregate amount of offering proceeds currently in escrow with respect to these offerings.


Use of Proceeds, page 22

13. In the use of proceeds table, under the use of net proceeds not held in trust, we note the line item of $180,000 for "[l]egal, accounting, and other expenses attendant to the due diligence investigations, structuring and negotiations of a business combination." We also note another line item of $180,000 allocated to due diligence and a line item of working capital for reimbursement of expenses incurred in investigating a target business. Please explain why there are two separate amounts for due diligence and another line item for similar expenses. Explain which line item would be allocated to pay existing stockholders for reimbursement of their out-of-pocket expenses for due diligence. Please clearly indicate which line item will be allocated to pay fees to market research firms and or third party consultants to assist the company`s search for a target business and whether these fees would include due diligence. Please clearly indicate whether any of the reimbursements to stockholders for out-of-pocket expenses will be for their payments to third parties for third parties` performance of due diligence.

14. We note there are no limitations on the amount of out-of-pocket expenses insiders could incur. In the event that expenses exceed the amount of non-trust proceeds, please revise to discuss how they are structured. Is it a loan or other liability that follows the company and must be repaid by the resulting company or a discretionary item that the resulting entity may decide not to reimburse?

15. We note, in last paragraph on page 23, that you will not pay any
"compensation of any kind, including finder`s and consulting fees to any existing stockholders or any of their affiliates." Please revise to clarify if this includes payments to related parties of the existing stockholders for performing due diligence.

Management`s Discussion and Analysis, page 28

16. We note that you "do not believe [you] will need additional financing following this offering in order to meet the expenditures required for operating [your] business." Please revise to explain the noted disclosure. Is the disclosure attempting to convey that you believe you are raising enough funds to consummate a business transaction? Also, please revise to discuss the basis for this belief.

Proposed Business, page31

17. Please be aware that you are currently selling your "plan" to acquire a business. At this point, the only information investors have to consider is your plan and management`s experience. In that regard, please revise to fully discuss the criteria you will consider and detail activities that will consist of your search. For instance, please explain your use the terms or phrases as they are used to illustrate your "important focus" discussed on pages 31 and 32.

Please advise if you will use any specific or other criteria in your search and identification of potential acquisitions. If there are additional criteria that you consider, please advise why such criteria should not be disclosed in your prospectus.

18. We note that you believe that a "sustained period of economic growth, a long-term equity bull market amid a generally declining interest rate environment, the need . . . of the `baby boomer` population to be more self-reliant . . . and widespread shift in employers` retirement programs . . . have all lead to steady growth in equity ownership." First, please revise to substantiate the implication that all those conditions exist. Second, substantiate your belief that those conditions will lead to increase equity ownership. In light of the fact that you have yet to select a target business, discuss the relevance of the noted disclosure as it applies to your search or "important focus."

19. On page 32, we note your belief that targets may "favor" you over
"certain other potential purchasers." Please revise to clarify your use of the phrase "certain other potential purchasers." Are you including other blank check companies?

20. Please revise to explain the statement that "most private equity funds are limited life investment vehicles." Explain your use of the term "liquidity events." Also, substantiate the implication that these features of private equity funds make them less attractive than you to target companies.

21. We note that you believe you "will be able to negotiate and commit to a potential acquisition with a high degree of efficiency and risk control due to the experience of" your management. This appears to imply that your competitors do not possess the same ability. Please revise to substantiate the apparent implication.

22. On page 33, we note that you may pay a finder`s fee to third parties that present you with proposals. Please revise to discuss how you will solicit proposals and how unsolicited parties would become aware of your search. Also, please revise to clarify how finder`s fees will be determined for unaffiliated sources. Does a party indicate they have a proposal and then negotiate with you without actually identifying the target? If so, how do you determine the fee?

23. Please revise to clarify if the use of related companies, post combination, could be conditioned in any combination transaction.

24. Please expand your disclosure, if accurate, to affirmatively confirm that the existing officers, directors and stockholders will receive no fees or other compensation from any other person or entity in connection with any business combination.


25. On page 38, we note that you believe there are "numerous potential target businesses" that you could acquire. Please revise to clarify if you mean there are numerous potential targets that satisfy the 80 percent requirement and substantiate your belief or remove such disclosure as it appears speculative.

Conflicts of Interest, page 45

26. Under the caption conflict of interest, please revise to include in the bulleted list the conflicts that may result from the open market warrant purchases, excess expense reimbursements, and potential retention if existing shareholders by the post combination company.

Principal Stockholders, page 48

27. Please address the applicability or inapplicability of Regulation
M in the context of the warrant repurchase agreements discussed in this section.

Underwriting, page 57

28. Tell us whether ThinkEquity Partners LLC will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.

29. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

30. Does the company or do the underwriters intend to engage a directed units program in conjunction with this offering by the selling shareholders? If so, Please advise us of the mechanics of how and when these units were or will be offered and sold to investors in the directed unit program for this offering. For example, tell us how the prospective recipients and number of reserved units is determined. Tell us how and when the company and underwriter notified or will notify the directed unit investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered units, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed unit program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

Financial Statements

Notes to Financial Statements

Note C - Proposed Offering, F-8

31. We note your disclosure regarding the underwriter purchase option
("UPO") on page 60. Please expand Note C to disclose all material terms of the UPO, including the timing of the issuance of the UPO and whether such issuance is dependent upon the effectiveness of the offering. Also, disclose its estimated fair value and the major assumptions used to value it.

32. Regarding these assumptions, we believe that a volatility assumption should be used that is consistent with the principle outlined in paragraph 23 of FAS 123R. In addition, if your expected life assumption differs from the contractual life of the UPO, please tell us your basis for this assumption. Lastly, please tell us exactly how you would propose to record the initial issuance of the
UPO, in conjunction with the sale of the stock and warrants in the initial public offering. As applicable, please expand MD&A to discuss the transaction and the likely future effect on your financial condition and results of operations.

Note E - Commitments, F-9

33. Please revise your disclosure to include a discussion of the commitment by your current stockholders to purchase 1,000,000 warrants after the offering is complete and within sixty days, as disclosed on page 49.

Other
34. Please provide a currently dated consent of the independent accountants with any amendment to the registration statement.










Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Blaise Rhodes (202) 551-3774 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc
Dang at (202) 551-3386.

						Sincerely,



						John Reynolds
      Assistant Director

Cc:  	Ann Chamberlain
	Fax #  (212) 752-5378

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Richard Foote, Chief Executive Officer
Highbury Financial Inc.
September 16, 2005
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